MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

02 NOV 25 AM 10:27

20 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02060049

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 20 November 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

dlw 11/27

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-021120

M&G INVESTMENTS

M&G Investment Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
MyTravel Group plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Fax: (0161) 232 6524

19 November 2002

Dear Sir/Madam,

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and all of its subsidiary companies, no longer have a notifiable interest in the issued share capital of your company.

For the purposes of S210 of the Act, the address for those companies identified herein is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Richard Harding
for and on behalf of Prudential plc

Direct Line: 020 7548 3183
Direct Fax: 020 7548 3268

Enc.

M&G INVESTMENTS

M&G Investment Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

Notifiable Position Report for MYTRAVEL GROUP ORD GBP0.10
as at 18 November 2002

ercentage holdings are calculated using an issued share capital of 494,900,710 ORD GBP0.10 shares

Registered Holder	Holding	%

No Records Returned

End of Report

Review Announcement

Announcement Details

Company Name	MyTravel Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Prudential plc and all of its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h
them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not supplied

11. Date company informed

19 November 2002

12. Total holding following this notification

Not supplied

13. Total percentage holding of issued class following this notification

Not supplied

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux - Assistant company secretary +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notific

Gregory J. McMahon

Greg McMahon – Group company secretary

Date of notification

19 November 2002

previous cancel confirm